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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67578

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KKR Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Hudson Yards
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Knox	212-659-2022	John.Knox@KKR.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/03	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KKR CAPITAL MARKETS LLC

TABLE OF CONTENTS

☑ **This filing** contains (check all applicable boxes):**

☑ (a) Statement of financial condition.

☑ (b) Notes to statement of financial condition.

☐ (c) Statement of income.

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in member's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3.

☐ (l) Computation for Determination of PAB Requirements pursuant to Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2).

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, and the reserve requirements under 17 CFR 240.15c3-3, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5.

☐ (w) Independent public accountant's report based on a review of the exemption report under FR 240.17a-5.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY
USA

Tel: 1 + 212 492 4000
Fax: 1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of KKR Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KKR Capital Markets LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2025

We have served as the Company's auditor since 2007.

KKR CAPITAL MARKETS LLC
(A wholly owned subsidiary of KKR Capital Markets Holdings L.P.)
<u>(SEC I.D. No. 8-67578)</u>

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a Public Document.

KKR CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	406,726,721
Syndication fees receivable		7,779,664
Due from affiliates		33,280,619
Prepaid expenses and other assets		2,748,834
Due from clearing broker		608,971
Fixed asset - software, at cost (net of accumulated amortization of $2,997,915)		94,102
TOTAL ASSETS	$	451,238,911

LIABILITIES AND MEMBER'S EQUITY

Income taxes payable	$	14,156
Accounts payable and accrued expenses		4,428,912
Due to affiliates		3,181,132
Total liabilities	$	7,624,200
Commitments and contingencies (See Note 3)		
Member's equity	$	443,614,711
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	451,238,911

The accompanying notes are an integral part of this statement of financial condition.

KKR CAPITAL MARKETS LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

1. Organization and Business

KKR Capital Markets LLC (the "Company"), a wholly owned subsidiary of KKR Capital Markets Holdings L.P. (the "Parent" or "KCMH"), is a limited liability company that was formed under the laws of Delaware. The Company is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. and KKR & Co. Inc. ("KKR").

The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary operations are to provide capital markets, advisory and underwriting services to companies in which KKR's affiliated private equity funds take a controlling or other equity interest, where they are seeking to raise capital through the public or private capital markets primarily in North America, Europe and Asia. The Company also provides similar services to third party entities.

2. Summary of Significant Accounting Policies

Basis of presentation

The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ materially from these estimates.

The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and to manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The financial information provided to and reviewed by the CODM, including the measure of segment profit and segment assets, is presented within the Company's financial statements.

Cash and cash equivalents

Generally, the Company considers liquid short-term investments, including money market funds with original maturities of three months or less when purchased, to be cash equivalents. Cash and cash equivalents are held by seven financial institutions and are subject to the credit risk of each respective financial institution. The financial institutions have investment grade credit ratings. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such money market funds total $307,678,768, and are included in Cash and cash equivalents in the accompanying Statement of Financial Condition.

Syndication fees receivable

Syndication fees receivable, presented in the accompanying Statement of Financial Condition, presents investment banking revenue net of related estimated syndicate deal expenses and net of an allowance for credit losses, if applicable. The allowance for credit losses is based on the Company's expectation of the collectability of fees receivable utilizing the current expected credit loss framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Based on the

Company's collection history and nature of customers, no allowance for credit losses has been recorded as of December 31, 2024.

Due from affiliates

Due from affiliates, presented in the accompanying Statement of Financial Condition, represents intercompany expense reimbursements owed to the Company or syndication fee receivables earned by the Company from KKR affiliates. As of December 31, 2024, approximately 82% of receivables included within Due from affiliates are from six affiliates, with one of those clients exceeding 24% of the Due from affiliate balance.

Financial instruments not measured at fair value

Certain of the Company's financial assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Syndication fees receivable, Due from affiliates, Prepaid expenses and other assets, Due from clearing broker, Income taxes payable, Accounts payable and accrued expenses, and Due to affiliates.

Due from clearing broker

Due from clearing broker consists of a cash deposit held with a single clearing broker, and therefore is subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

Fixed asset - software

Capitalized software is recorded at cost less accumulated amortization. The Company periodically evaluates the carrying value of fixed assets when events and circumstances suggest that such assets may be impaired.

Income taxes

The Company is a limited liability company organized under the laws of Delaware. Because the Parent is the Company's sole member, the Company is treated as a disregarded entity for federal, New York state and local income tax purposes. The Parent is treated as a partnership for federal, state and local income tax purposes and is therefore subject to New York City ("NYC") unincorporated business tax ("UBT") at a statutory rate of 4%. As the sole member of the Company, the Parent is entitled to reimbursement from the Company for any UBT liability arising from the Company's allocable share of NYC source income. Such amount is included within Due to affiliates in the accompanying Statement of Financial Condition.

The Company or its Parent is also subject to income taxes in certain other states to the extent the Company has allocable income in certain jurisdictions. To the extent the Company pays state taxes directly, such unpaid amount is included within Income taxes payable in the accompanying Statement of Financial Condition. To the extent the Parent pays allocable state taxes on behalf of the Company, such unpaid amounts are included within Due to affiliates in the accompanying Statement of Financial Condition.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2024, these differences were insignificant.

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require recognition in the Statement of Financial Condition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

See Note 7, "Income Taxes" for further discussion on income taxes.

Related parties
Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

Pursuant to a services agreement (the "Services Agreement"), the Parent and other KKR affiliates will provide to the Company its employees, office facilities and office equipment as reasonably necessary for the Company to operate its business. In exchange for these services, the Company will reimburse the Parent, KKR or affiliates for certain net allocable costs. See Note 4, "Related parties and affiliates" for further discussion on related party transactions.

Recently Issued Accounting Pronouncements
In December 2024, the Company adopted ASU 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures". The adoption did not have a material impact on the Statement of Financial Condition and disclosures.

3. **Commitments and Contingencies**

Indemnifications
The Company's agreement with its clearing broker dealer requires the Company to indemnify the clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. As of December 31, 2024, the Company has not recorded any contingent liabilities in the Statement of Financial Condition for this indemnification.

Litigation
From time to time, the Company is involved in legal proceedings, lawsuits and claims incidental to the conduct of the Company's business. The Company's business is also subject to extensive regulation, which may result in regulatory proceedings against it. As of December 31, 2024, the Company believes that these matters will not have a material impact on the Statement of Financial Condition.

4. **Related Parties and Affiliates**

Employee benefits
The Parent is a participant in KKR's self-insured medical insurance plan; accordingly, all eligible employees of the Parent, who provide services to the Company, are covered under the plan.

Non-Cash compensation
KKR and its affiliates allocate certain noncash compensation to the Company, which the Company does not reimburse KKR for, and which is recorded by the Company as noncash capital contributions. See Note 5, "Profit Sharing Plans" and Note 6, "Equity-Based Compensation".

KKR CAPITAL MARKETS LLC

5. Profit Sharing Plans

The Parent is a participant in KKR's defined contribution plan; accordingly, all eligible employees of the Parent, who provide services to the Company, are covered under the plan. The Company contributes up to a maximum of 10% of each employee's eligible compensation up to a maximum of $17,500 per employee per annum.

6. Equity-Based Compensation

Certain employees of the Parent, who are providing services to the Company, are participants in equity-based compensation plans sponsored by KKR affiliates. For each plan described below, the allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the Parent's employees providing services to the Company participate.

Service-Vesting Awards
On March 29, 2019, the 2019 Equity Incentive Plan became effective and is KKR's plan for providing equity-based awards. Under the Equity Incentive Plan, KKR grants common stock equity awards that are subject to service-based vesting to employees of the Parent who provide services to the Company, which generally vest over a three to five year period from the date of grant (referred to hereafter as "Service-Vesting Awards"). In certain cases, these Service-Vesting Awards are subject to transfer restrictions and/or minimum retained ownership requirements. Holders of the Service-Vesting Awards will not participate in distributions until such awards have met their vesting requirements.

Market Condition Awards
Under the Equity Incentive Plans, KKR also grants equity awards that are subject to a market price-based vesting condition (referred to hereafter as "Market Condition Awards").

KKR granted equity awards subject to both stock price target requirements and service requirements. The number of Market Condition awards that will vest depend upon (i) the market price of KKR common stock reaching certain price targets that range from $45.00 to $135.80 and (ii) the employee being employed by KKR on a certain date, which typically is five and half years from the date of grant. The market price vesting condition is met when the average closing price of KKR common stock during 20 consecutive trading days meets or exceeds the stock price targets. For any price targets not achieved, that portion of the unvested awards will be automatically canceled and forfeited. These awards are subject to additional transfer restrictions and minimum retained ownership requirements after vesting.

Below is a summary of the significant assumptions used to estimate the grant date fair value of the Market Condition Awards:

	Weighted Average	Range
Grant date fair value	$26.50	19.87 - $47.47
Closing KKR share price	$48.32	$37.93 - $76.31
Risk Free Rate	2.23%	0.41% - 4.41%
Volatility	32.09%	28.00% - 38.00%
Dividend Yield	1.32%	0.76% - 1.53%
Expected Cost of Equity	11.14%	10.05% - 11.80%

7. **Income Taxes**

The Company has recorded liability to the parent of $2,220,000 for New York City UBT. In addition the Company recorded a net benefit of $2,232,422 related to other state income tax. This benefit was mainly derived from a state tax refund received by the Parent allocable to the Company resulting from certain new tax elections made. As of December 31, 2024, $14,156 of income taxes are payable for various state taxes and are included within Income Tax Payable in the accompanying Statement of Financial Condition. In addition, as of December 31, 2024 the Company has recorded a net tax receivable due from the Parent of $209,528 primarily related to the state tax refund net of UBT tax expense. This tax receivable is included within Due to Affiliates in the accompanying Statement of Financial Condition.

In the normal course of business, the Parent is subject to examination by federal, state and local income tax regulators. As of December 31, 2024 the Parent's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination for the tax years 2021 through 2023.

8. **Regulatory Requirements**

The Company is subject to the Alternative Method which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items as defined. At December 31, 2024 the Company had net capital of $393,603,286 which exceeded the required net capital of $250,000 by $393,353,286.

9. **Risks and Uncertainties**

Certain events particular to the Company's industry as well as general economic, political, regulatory and public health conditions, may have a material adverse impact on the Company's investments and profitability. Such events are beyond the Company's control, and the likelihood that they may occur and the effect on the Company's use of estimates cannot be predicted. Actual results could differ from those estimates, and such differences could be material to the Statement of Financial Condition.

10. **Subsequent Events**

The Company evaluated subsequent events through the date the Statement of Financial Condition was available to be issued. The Company distributed $200 million to the Parent during February 2025. There were no other subsequent events identified by the Company that should be disclosed in the notes to the Statement of Financial Condition.

* * * * *